Exhibit 99.1

Youku Tudou Partners with Xiaomi to Accelerate Multi-screen Ecosystem Development

BEIJING, China, November 12, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company, today announced that it has entered into a strategic partnership with Xiaomi. The partnership aims to accelerate the development of its multi-screen media and entertainment ecosystem. The two companies will jointly develop content and technology, including developing multi-screen online video services. Xiaomi will invest in Youku Tudou by acquiring the latter’s stock on the open market. It will also license content from Youku Tudou, and the two companies will jointly invest in the production and distribution of online video content and movies.

As the No. 1 app and web-based video platform in China, Youku Tudou leads the way in producing original content among Internet companies. Top original content like Searching Divas, On the Road, the Tudou Video Festival and UGC channels have attracted fans to Youku Tudou, forming a large community over time. Youku Tudou’s monthly active user base has exceeded 500 million and its daily video views have passed the 800 million mark. Youku App has most recently become the second most popular Chinese mobile app in terms of user time spent, according to iResearch. Youku Tudou’s ability in producing original content will provide strong support to the Xiaomi family of hardware by making the user experience more compelling, and will help to boost average revenue per user.

Xiaomi is China’s leading Internet company with over 85 million active MIUI users who are known for their strong brand loyalty to Xiaomi. The sales and market share of Xiaomi’s smartphones and hardware have been growing steadily. In their respective quarterly reports for Q3 2014, renowned research firms including IDC, Strategy Analytics and Canalys ranked Xiaomi the third-largest smartphone vendor in the world after Samsung and Apple. Both the Mi Box - Xiaomi’s set-top box - and the Mi TV are beloved by users. For example, during Alibaba’s Tmall Singles Day sale that took place on November 11, Xiaomi’s Mi TV achieved three milestones in its product category — it was the first in terms of overall sales, the first product for which 10,000 units were sold, and the first to break the RMB 100 million revenue mark.

“Both Youku Tudou and Xiaomi have been pioneering multi-screen ecosystem development in the mobile internet era.  With the new partnership, we’ll leverage our respective capabilities to strengthen our ecosystems and to enhance user experience.  Both Youku Tudou and Xiaomi have had initial success in developing intellectual properties and building fan economy for future revenue growth.  We will work closely to unlock further opportunities in this area going forward,” said Victor Koo, Chairman and CEO of Youku Tudou.

Xiaomi’s founder and chairman and CEO Lei Jun named this partnership as the inaugural project for Chen Tong, VP of content investment and content operation, who joined Xiaomi last week and previously served as Sina.com’s editor-in-chief and Executive Vice President. Tong is spearheading Xiaomi’s efforts in TV and video content with Wang Chuan, a Xiaomi co-founder and VP of the company. Recently, Lei Jun announced that Xiaomi will increase its investment in content, with an initial pledge of US$1 billion.

“Youku Tudou has been a leading force in original content production among Internet companies, and Youku Tudou’s user base and Xiaomi’s fan community are closely associated. The partnership will bring the development of the Internet industry in China to the next level,” added Wang Chuan, VP and co-founder of Xiaomi.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Jay Chen

Communications Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x 7161

Email: jaychen@youku.com